Contact

www.linkedin.com/in/gregoryvarghese (LinkedIn)
www.gregoryvarghese.com (Blog)

Top Skills

Technical Leadership
Git
GitHub

Certifications

Sitecore Advanced .NET Developer
Automate Cybersecurity Tasks with Python
Microsoft Certified Professional
Foundations of Cybersecurity
Google Cybersecurity Specialization

Gregory V.

Managing Partner, Director of Technology at minds + assembly
New York City Metropolitan Area

Summary

Experienced Team Leader and problem solver with a demonstrated history of working in Healthcare and marketing and advertising industry. Strong engineering professional skilled in Web, Mobile, CRM, Databases, Mobile Applications, Team Building, and much more.

Experience

MINDS + ASSEMBLY
5 years 5 months

Managing Partner, Director of Technology
November 2024 - Present (1 year 7 months)
New York City Metropolitan Area

EVP, Director of Technology
April 2024 - November 2024 (8 months)
New York City Metropolitan Area

Director Of Technology
January 2021 - April 2024 (3 years 4 months)
New York City Metropolitan Area

Tykr
Fractional CTO | Advisor
March 2026 - Present (3 months)
Remote

AKQA
2 years 4 months

Technical Director
May 2019 - January 2021 (1 year 9 months)
Greater New York City Area

Technical Architect
October 2018 - May 2019 (8 months)

Greater New York City Area

BGB Group
Lead Developer
January 2016 - December 2018 (3 years)
Greater New York City Area

GSW Worldwide
SVP, Director of Technology
December 2013 - December 2015 (2 years 1 month)

JUICE Pharma Worldwide
Director of Development
June 2012 - December 2013 (1 year 7 months)

DraftFcb Healthcare
Consultant
October 2010 - June 2012 (1 year 9 months)

Jade Designs, LLC
Owner
1999 - June 2012 (13 years)

• Providing IT consulting services including networking, development, systems support and web design to businesses and home users.
• Managing and coordinating multiple outsourced resources from various parts of the world including artists, programmers, and database administrators to handle work overflow.
• Developing custom software solutions and websites using VB.NET and C#.
• Providing network & security consulting services for LANs, WANs, and Wireless networks.
• Managing multi-faceted team consisting of developers, artists, sales, and business analysts.
• Architect UX guidelines for multiple companies and projects to increase client usability and satisfaction

NYC Givecamp
Developer
2011 - 2011 (less than a year)

New Jersey Urology, LLC

Consultant
May 2010 - November 2010 (7 months)

Premier Healthcare Exchange
Lead Software Engineer/System Administrator
June 2008 - October 2009 (1 year 5 months)

SRSSoft
Senior Software Engineer/Senior Solutions Analyst
August 2006 - June 2008 (1 year 11 months)
Montvale, NJ

Modern Millwork
Senior System Administrator
1999 - 2006 (7 years)

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Education

Montclair State University
· (2000 - 2003)

Caldwell University
Computer Science · (1999 - 2001)